Exhibit 2.3

First Amendment

to the Share and Asset Sale and Purchase Agreement

- hereinafter referred to as the “First Amendment” -

between

1                                     WIRTGEN GROUP Holding GmbH,

with its registered seat in Windhagen, Germany, business address Reinhard-Wirtgen-Straße 2, 53578 Windhagen, registered with the commercial register (Handelsregister) at the local court (Amtsgericht) of Montabaur under registration number HRB 10492

- hereinafter referred to as the “Seller” -

and

2                                     Deere & Company,

a corporation organized and existing under the laws of the State of Delaware, USA, with business address One John Deere Place, Moline, Illinois 61265, USA, registered with the Secretary of State of the State of Delaware under registration number 522909

- hereinafter referred to as the “Purchaser” -

- the Seller and the Purchaser hereinafter collectively referred to as the “Parties” -

Recitals

(A)                            On 31 May 2017, the Seller and the Purchaser entered into a certain Share and Asset Sale and Purchase Agreement (Roll of Deeds No. 881 for 2017 K of the notary Dr. Marcus Kämpfer, Düsseldorf; hereinafter referred to as the “SPA”), whereby the Seller has agreed to sell and transfer substantially the entire business operations including all assets pertaining to the Wirtgen Business (as defined in the SPA) to the Purchaser.

(B)                            In addition to the shares in Wirtgen Hong Kong Ltd., registered with the Register of Companies, Hong Kong Special Administrative Region, under registration no. 0273723 (“Wirtgen HK”), held by the Seller on the Signing Date, the Seller has acquired prior to the consummation of the SPA on the basis of the termination of certain trust agreements and declarations of trust both the full legal and beneficial interest in one share in Wirtgen HK with a nominal value of HKD 1 (the “HK Share”) previously held by ERSEG GmbH, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Montabaur under no. HRB 13917, with its business address at Reinhard-Wirtgen-Straße 2, 53578 Windhagen, Germany. As the Seller shall transfer substantially the entire Wirtgen Business (as defined and with the exceptions set forth in the SPA) to the Purchaser, the Parties wish to amend the SPA with a view to also include the HK Share and transfer such share on the Closing Date. The Parties further wish to record their mutual understanding regarding the entering into and the scope of a local SPA on the transfer of the shares in Wirtgen HK.

(C)                            With a view to the one share held by the Seller in Wirtgen (Thailand) Co., Ltd., a company incorporated under the laws of Thailand, registered under No. 0115540004433, the Parties wish to formally confirm their mutual understanding that such share falls within the ambit of the SPA and will therefore be transferred to the Purchaser or one of the Purchaser’s Nominees in accordance with the terms of the SPA on the Closing Date.

(D)                           Pursuant to § 4(2)d) of the SPA, a compensation shall be paid by the Purchaser to the Seller for the earnings of the Wirtgen Business. The earnings of certain entities in the Wirtgen Group developed or are expected to develop differently than originally anticipated at the time of the SPA: The Parties agree that Wirtgen India Private Limited (“Wirtgen India”) has demonstrated significant growth in both revenue and profitability in 2017 and forecasts indicate this improved performance will continue. In addition, Wirtgen Road Technologies GmbH (“WRT”) has experienced exceptional growth in 2017 EBIT. Against this background and in order to reflect the earnings or expected earnings of Wirtgen India and WRT, the Parties wish to substantiate the allocation of the additional compensation and attribute the additional compensation pursuant to § 4(2)d) of the SPA to these two companies. Moreover, the Parties wish to clarify the method as to how this additional compensation pursuant to § 4(2)d) of the SPA shall be calculated.

(E)                            The Parties wish to clarify and amend certain provisions relating to the Excluded Assets and the Retained assets as defined in the SPA.

(F)                             Furthermore, the Parties wish to clarify, substantiate and amend the provisions regarding Withholding Taxes pursuant to § 4(3) of the SPA and Chinese Tax Filing Requirements pursuant to § 4(4) of the SPA.

(G)                           The Parties also wish to record that Messrs. Jürgen and Stefan Wirtgen will also resign from their respective offices currently held within (i) WIG Verwaltung GmbH, a company incorporated under Austrian laws, registered with the company register (Firmenbuch) at the regional court (Landgericht) of Wels under FN 315069 m, (ii) Wirtgen Österreich GmbH, a company incorporated under Austrian laws, registered with the company register (Firmenbuch) of the regional court (Landgericht) of Wels under FN 218183 h, and (iii) Wirtgen Denmark A/S, a company under the laws of Denmark, registered with the Central Business Register (CVR) under CVR number 81667217, with effect as of Closing by issuing and providing resignation letters to this effect.

(H)                            Finally, the Parties would like to confirm and record their mutual understanding regarding (i) the non-utilization of the Hold-Back Account with regard to the transfer of the shares in Ciber Equipamentos Rodoviários Ltda., (ii) the non-requirement of a bank guarantee for the Seller Security according to § 8(2)f) in conjunction with § 5(b) of the SPA and (iii) the jointly agreed Closing Date.

Now, therefore, the Parties agree as follows:

1                                      Item no. 10 of Annex 2.1.c of the SPA (Foreign Companies and Foreign Shares) shall be amended and a new item no. 19 shall be added to such Annex as follows:

10.                           Wirtgen Hong Kong Ltd. (Hong Kong – internal company number 062)

Wirtgen Hong Kong Ltd. (“Limited”) is a limited liability company under the laws of Hong Kong with its registered seat in Hong Kong, Hong Kong Special Administrative Region of the People’s Republic of China, registered with the Register of Companies, Hong Kong Special Administra-

tive Region, under registration number 0273723. The registered share capital of Wirtgen Hong Kong Ltd. amounts to HKD 132,228,000.00 and is divided into 132,228,000 shares with a nominal value of HKD 1.00 each which are held by the Seller.

...

19.                           Wirtgen (Thailand) Co., Ltd. (Thailand – internal company number 076)

Wirtgen (Thailand) Co., Ltd. (“Limited Company”) is a limited liability company under the laws of Thailand with its registered seat in Samutprakam, Thailand, registered with the Ministry of Commerce under Registration Number 0115540004433. The registered share capital of Wirtgen Machinery (Thailand) Co. Ltd. amounts to THB 176,000,000.00 and is divided into 1,760,000 shares with a nominal value of THB 100.00 each. 1,759,998 of the shares are held by Wirtgen Singapore Pte. Ltd. (Singapore – internal company number 065), 1 share is held by ERSEG GmbH (Germany – internal company number 040) and 1 share is held by the Seller.

2                                     The following sentence shall be inserted as a new second sentence in § 2(2)a) of the SPA:

“Wirtgen (Thailand) Co., Ltd. shall only be included in the definition of “Company” as used in (i) Recital (C) sentence 1, (ii) § 2(1)e), § 2(2)b), § 3(3)b), (iii) § 9(2)b)cc), sentence 2, (iv) § 9(2)d)bb), first, second and third dash bullet, (v) § 14(2)a) and (vi) § 14(3)a) sentence 2 of the SPA (and in each case of (i) through (vi) only with respect to the share in Wirtgen (Thailand) Co., Ltd. directly held by the Seller); in relation to all other provisions of the SPA, Wirtgen (Thailand) Co., Ltd shall not be included in the definitions of “Company” or “Companies” but rather in the definitions of “Subsidiary” and “Subsidiaries”.

3                                     The following sentence shall be inserted as a new second sentence in § 2(2)b) of the SPA:

“For the avoidance of doubt, the share in Wirtgen (Thailand) Co., Ltd. directly held by the Seller shall be included in the definition of “Foreign Shares”, “Share” or “Shares”, as the case may be, but shall not be included in the definition of “Subsidiary Shares”.”

4                                     § 2(5)f) of the SPA shall be replaced in its entirety with the following new § 2(5)f):

“a cash amount of EUR 2,513,343.75 required to fund the Tax liability of the Seller existing as of the Closing Date and for which in the Consolidated Financial Statements a Tax accrual was established less (i) an amount of EUR 131,566.93 corresponding to the total of (a) the specific values allocated to certain Retained Assets (as defined below) as set out in Annex 2.5 and (b) the respective book values of all other Retained Assets to which no specific values have been allocated in Annex 2.5, and (ii) an amount of EUR 7.00.”

5                                     For the avoidance of doubt, the list of Excluded Assets contained in § 2(5) sentence 1 of the SPA shall be supplemented by the new item “g)” which shall read as follows:

“With respect to each of the banks/master account numbers of the Seller listed in Annex 2.5.g attached hereto, all bank accounts (in particular those listed in Annex 2.5.g, sub-accounts, securities accounts as well as contractual relations relating thereto and balances/securities credited to such (sub-) accounts/securities accounts, with the exception of any monies pertaining to, or otherwise deriving from, the Wirtgen Business (solely for the avoidance of doubt: other than the total amount as calculated under § 2(5)f) above).

The Seller hereby warrants to the Purchaser that no monies and/or securities whatsoever pertaining to, or otherwise deriving from, the Wirtgen Business have been credited, and/or will be credited until Closing, to any of the accounts listed in Annex 2.5.g. This warranty shall not extend to and not comprise the total amount as calculated under § 2(5)f) above. For the avoidance of doubt, any breach of the Seller’s undertaking pursuant to the preceding sentence shall be deemed to constitute (non-permitted) Leakage within the meaning of § 9(2)d)bb) of the SPA.”

6                                     Annex 2.5 of the SPA (Retained Assets) shall be replaced by a new Annex 2.5, as attached hereto, and any such assets and/or contracts listed therein shall constitute Retained Assets within the meaning of § 2(5) of the SPA (as amended). The final sentence of § 2(5) shall be reworded and replaced by the following sentence:

“Prior to Closing, the Seller has elected to retain the assets and to assume the contracts listed in Annex 2.5 hereto (any such retained asset/assumed contract being a “Retained Asset”).”

7                                     The following shall be added as “§ 4(3a) Indian Withholding Tax” to the SPA:

“(3a) Indian Withholding Tax

With regards to Indian Withholding Tax the Parties agree as follows:

a)                                  Local SPA(s) (“Indian SPA”) shall be concluded with respect to the purchase and sale of shares in Wirtgen India Private Limited which shall show as “consideration for the purchase of” shares in Wirtgen India Private Limited a total amount of Indian Rupee 4,357,076,076 (based on an exchange rate of 76.38 INR/EUR equivalent to an amount of approximately EUR 59.4 million) (this amount hereinafter the “Indian WHT Value”). For the avoidance of doubt, the Seller and the Purchaser shall be entitled to provide any document or information that has to be provided to any Tax Authority as well as any regulatory authority under mandatory law.

b)                                 The Purchaser will indemnify and hold the Seller harmless from 50% of any Withholding Tax imposed by the Indian Tax Authorities (“Indian WHT”) to the extent that the Withholding Tax is based on the amount of the Indian WHT Value. For the avoidance of doubt, the Indian WHT pursuant to the first sentence shall also include any Indian WHT (including interest and penalties) that may be imposed due to a deviating assessment of Indian WHT by the Indian Tax Authorities based on the Indian WHT Value (for example caused by the using of a different exchange rate Indian Rupee/EUR regarding the acquisition costs of the Seller). The Purchaser will further indemnify and hold the Seller harmless from any additional Indian WHT imposed since – in order to determine the relevant tax assessment base for the Indian WHT – the Indian WHT Value has to be increased by the amounts paid by the Purchaser under sentence 1 and this sentence 3 of this § 4(3a)b) (this increased amount the “Indian WHT Base”).

c)                                  The Indian WHT calculated on the Indian WHT Base will be paid by the Purchaser directly to the Indian Tax Authorities. The Parties currently estimate the Indian WHT calculated on the Indian WHT Base to be an amount of approximately EUR 13.825 million  which, however, depends on the exchange rate Indian Rupee/EUR. Based on this current estimate and due to the indemnity set forth in § 4(3a)b) above, the portion to be borne by the Seller is estimated to be an amount of approximately EUR 5.25 million and the portion to be borne by the Purchaser is estimated to be an amount of approximately EUR 8.575 million.

d)                                 The Purchaser will withhold from the payment to be made to the Seller a preliminary amount for the Indian WHT calculated on the Indian WHT Base which shall be determined by the Parties acting in good faith on 28 November 2017 (based – for illustration purposes - on the current estimate approximately EUR 13.825 million).

e)                                  The Purchaser will pay to the Seller on the Closing Date an amount equal to the portion of the Indian WHT as determined pursuant to § 4(3a)d) which has to be borne by the Purchaser pursuant to § 4(3a)b) (based – for illustration purposes - on the current estimate approximately EUR 8.575 million). The final amount to be borne by the Purchaser pursuant to § 4(3a)b) will be mutually calculated by the Parties acting in good faith within two weeks after a final assessment has been made by the Indian Tax Authorities with respect to the Indian WHT based on the Indian WHT Base; the balance, if any, between such final amount and the preliminary amount will be paid within a further two weeks by the relevant Party (in case the preliminary amount is higher than the final amount the payment has to be made by Purchaser and in case the preliminary amount is lower than the final amount the payment has to be made by the Seller) to the other Party.

f)                                    If and to the extent any Indian WHT is imposed on a value above the Indian WHT Base (for the avoidance of doubt, § 4(3a)b) remains unaffected), such additional Indian WHT as well as penalties, interest and other reasonable external costs relating to the additional Indian WHT shall be borne by the Seller. Indian WHT penalties, interests and other reasonable external costs and, for the avoidance of doubt, any interest and penalties in connection with such Indian WHT shall qualify as reasonable external costs within the meaning of § 4(3)b) sentence 1 above, subject to the limitations stipulated in § 4(3)b) sentence 1 second half-sentence. The Parties agree that § 4(3)a) sentence 2 shall not apply as regards the envisaged assignment and nomination as well as the envisaged accession to this Agreement of John Deere India Private Limited and John Deere Asia (Singapore) Private Limited. For the avoidance of doubt, § 4(3)b) sentence 2 remains unaffected.

g)                                 Both Parties will cooperate in good faith in relation to the handling of all Tax Returns relating to Indian WHT at their own costs. The Tax Return relating to the Indian WHT will be prepared by the Seller (on Seller’s costs) and reviewed by the Purchaser (on Purchaser’s costs) and submitted to the Indian Tax Authorities by the Purchaser. The Parties agree that the Tax Returns relating to the Indian WHT shall be based on the Indian WHT Base.

8                                     The following shall be added as “§ 4(3b) Indian SPA” to the SPA:

“(3b)  Indian SPA

The Parties agree with respect to the Indian SPA that this shall neither directly nor indirectly result in any liability and/or obligation whatsoever of a Party against another Party or such Party’s managing directors or employees in addition or beyond to what has been agreed in the Agreement.”

9                                     Against the background set forth in Recital (D) above, the following shall be added as new sentences 2 to 5 in § 4(2)d) of the SPA:

“The additional consideration, which shall be calculated on the basis of 365 days and shall not take the Signing Date into account, amounts in the case of a Closing on December 1, 2017 to EUR 109.820.273,97. The Parties agree that due to developments after the Signing Date, the additional consideration shall be allocated to Wirtgen India Private Limited in the amount of EUR 36,288,000.00 and to Wirtgen Road Technologies GmbH in the amount of EUR 73,532,273.97. § 4(1)b) sentences 2 through 4 shall apply mutatis mutandis to this allocation of the additional consideration under this § 4(2)d).”

10                             The following shall be added as new sentences 2 to 5 in § 4(4)d) of the SPA:

“If and to the extent Chinese Taxes are caused solely by an assumed allocation of additional consideration pursuant to § 4(2)d) by the Chinese Tax Authorities deviating from the allocation as set forth in § 4(2)d), the Purchaser shall indemnify and hold the Seller harmless from such Chinese Taxes (together with reasonable external costs, subject to the limitations stipulated in § 4(3)b) sentence 1 second half-sentence) which exceed the amount of Chinese Taxes which would have been imposed if the additional consideration pursuant to § 4(2)d) had been allocated pro rata based on the Purchase Price attributed in the Purchase Price Allocation. For the avoidance of doubt, sentence 1 shall apply if the Chinese Taxes are increased for any reason other than a deviating allocation of the additional consideration pursuant to § 4(2)d) (including, but not limited to any deviation from the Purchase Price Allocation). For the avoidance of doubt, if Chinese Taxes are imposed not only due to a different allocation of the additional consideration pursuant to § 4(2)d) by the Chinese Tax Authorities, the Purchaser shall bear in accordance with sentence 2 the Chinese Taxes caused by the different allocation of the additional consideration pursuant to § 4(2)d), whereas the Seller shall bear in accordance sentence 1 and 3 the Chinese Taxes caused by all other reasons (including a deviation from the Purchase Price Allocation). Sentence 1 shall not apply with respect to any amount which has to be indemnified by the Purchaser pursuant to sentences 2 and 4. The Parties will use reasonable efforts to receive a reasoning for any Chinese Taxes assessed by the Chinese Tax Authorities which deviate from the Chinese Taxes expected to be imposed by the Chinese Tax Authorities on the basis of the Purchase Price Allocation.”

11                             Annex 8.2.g-1 of the SPA (Appointments) shall be amended and three new rows with the following content shall be added at the bottom of the table:

087	Wirtgen Österreich GmbH	Dr. Linsinger-Straße 5, 4662 Steyrermühl, Austria	n/a	Josef Fessl Jürgen Wirtgen Stefan Wirtgen
130	WIG Verwaltung GmbH	Dr. Linsinger-Straße 5, 4662 Steyrermühl, Austria	n/a	Jürgen Wirtgen Stefan Wirtgen
100	Wirtgen Denmark A/S	Taulov Kirkevej 28, 7000 Fredericia, Denmark	n/a	Stefan Wirtgen Jürgen Wirtgen Jens-Ove Mortensen

The following row of the table shall be deleted:

028	Wirtgen Grund und Boden GmbH	Reinhard-Wirtgen- Str. 2, 53578 Windhagen, Deutschland	n/a	Jürgen Wirtgen Stefan Wirtgen

12                             Hold-Back Account

The Purchaser agrees and undertakes not to utilize the Hold-Back Account with regard to the portion of the Purchase Price as currently allocated in Annex 4.1.b-1 of the SPA to the shares in Ciber Equipamentos Rodoviários Ltda., provided, however, that as of the Closing Date at the latest the Seller on its part has taken all actions as agreed upon as being required to effect the transfer of the relevant Shares.

13                             Seller Security

The Parties agree that the Purchaser shall not be required, and the Purchaser is hereby released from its obligation, to provide a bank guarantee in accordance with § 8(2)f) in conjunction with § 5(b) of the SPA for Seller Security, irrespective of any Seller Security in relation to which the Purchaser has not provided a written confirmation that such Seller Security has been replaced by the Closing Date (if any).

14                             Local SPA for Hong Kong

The Parties intend to enter into a separate local SPA regarding the transfer of the shares in Wirtgen Hong Kong Ltd. from the Seller to the Purchaser (“HK SPA”). The Parties agree with respect to the HK SPA that this shall neither directly nor indirectly result in any liability and/or obligation whatsoever of a Party against another Party or such Party’s managing directors or employees in addition or beyond to what has been agreed in the Agreement.”

15                             Closing Date

In accordance with § 1(1)b) of the SPA the Closing Date shall be December 1, 2017 at 8:00 a.m. CET, provided, however, that all Closing Conditions set forth in § 7(1) of the SPA have been fulfilled or waived by the Parties and that the Seller and the Purchaser have not mutually agreed upon any other day and time.

16                             Miscellaneous

16.1                 Unless explicitly provided otherwise in this First Amendment, all provisions of the SPA shall continue to apply unchanged.

16.2                 Capitalized terms used in this First Amendment shall have the meaning ascribed to them in the SPA unless defined otherwise in this First Amendment and shall be construed and interpreted as set forth in the SPA.

16.3                 Clauses 18 (Costs and Taxes), 19 (Notices) and 20 (Miscellaneous) of the SPA shall apply to this First Amendment mutatis mutandis.

This Agreement was executed under a notary pursuant to German law by the following persons:

/s/ Wolfgang Sturm	/s/ Tim Johannsen-Roth
Mr. Wolfgang Sturm	Mr. Tim Johannsen-Roth
Linklaters LLP	Linklaters LLP
on behalf of Deere & Company	on behalf of Deere & Company

/s/ Mark Wolters
Mr. Mark Wolters
on behalf of WIRTGEN GROUP Holding GmbH

Confirmed and approved by:
/s/ Matthias Rogall	/s/ Jens Eggenberger
Prof. Dr. Matthias Rogall	Dr. Jens Eggenberger
Flick Gocke Shaumburg Partnerschaft mbB	Flick Gocke Shaumburg Partnerschaft mbB
on behalf of WIRTGEN GROUP Holding GmbH	on behalf of WIRTGEN GROUP Holding GmbH